EXHIBIT 4.1

LEAK-OUT AGREEMENT

THIS LEAK OUT AGREEMENT (“Agreement”) is made and entered into this _____ day of February, 2016, by and between Spiral Energy Tech, Inc., a Nevada corporation (the “Company”) and the signatory hereto (“Holder”).

RECITALS

WHEREAS, the Holder is the beneficial owner of shares of Series B-2 Preferred Stock of the Company, which are convertible to Common Stock of the Company (“Common Stock”) under the terms of the Certificate of Designation for the Company’s Series B-2 Preferred Stock, and may hereafter be the beneficial owner of other shares of Common Stock or options, warrants or other rights to purchase or convert into shares of Common Stock or any other security of the Company (such current and subsequently owned securities, whether held as Common Stock or Series B-2 Preferred stock in the Company, are referred to collectively as the “Restriction Shares”),

NOW THEREFORE, for consideration received, the sufficiency and receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. The Holder hereby represents and warrants to the Company that the Holder is the beneficial owner of the number of shares of Series B-2 Preferred Stock indicated on the signature page hereto and that the Holder is not in any way acting in concert with or a group with any other holder of Common Stock of the Company for purposes of Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

2. The Holder hereby agrees, during twelve (12) months following the issuance of Holder’s Series B-2 Preferred Stock in the Company, not to transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly any of the Restriction Shares, except as follows:

(a)
in a private transaction in which the transferee agrees to be bound by the terms of the Holder set forth in this Agreement as if such transferee were an original holder of the transferred securities (subject to Paragraph 5 below); or

(b)
in a public or private transaction during the 7th month through the 12th month following the issuance of Holder’s Series B-2 Preferred Stock in the Company, provided the maximum aggregate number of shares of Common Stock or rights to acquire Common Stock that all Holders or former Holders of the Company’s Series B-2 Preferred Stock may transfer in each calendar month, as a group, shall not exceed one percent (1%) of the average daily trading volume of the Company’s common stock for the preceding calendar month (to be based on the pro rata portion of all Series B-2 Preferred Stock purchased by investors in the Offering of Series B-2 Preferred Stock upon termination of such Offering).

3. The Holder acknowledges that if he is an affiliate of the Company as defined in Rule 144 of the Securities Act of 1933, as amended, then as long as the Holder is an affiliate, the number of shares of Common Stock that he may sell may not exceed such limitations as prescribed pursuant to Rule 144.

4. The Holder has not entered into any agreements with any other shareholders of the Company, nor will the Holder enter into any agreement with any other shareholder of the Company to sell shares of Common Stock except as provided herein.

5. Any attempted sale, transfer or other disposition in violation of this Agreement shall be null and void.

6. The Company may (i) instruct its transfer agent not to transfer the Restriction Shares, (ii) provide a copy of this Agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the Restriction Shares and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this Agreement, and (iii) issue stop-transfer instructions to its transfer agent for Term for such securities.

7. This Agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.  This Agreement and the rights and obligations hereunder may not be assigned by any party hereto without the prior written consent of the other party.

8. Any waiver by the Company of any of the terms and conditions of this Agreement in any instance must be in writing and must be duly executed by the Company, a majority in interest of the holders of Series A Preferred Stock of the Company or Common Stock issued upon conversion of such Series A Preferred Stock, issued by the Company and the Holder, and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

9. Any breach of this Agreement will cause the Company irreparable damage for which there is no adequate remedy at law.  If there is a breach or threatened breach of this Agreement by the Holder, the Holder hereby agrees that the Company shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach.  The Holder also agrees that the Company shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

10. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in that state, without regard to any of its principles of conflicts of laws or other laws which would result in the application of the laws of another jurisdiction.  This Agreement shall be construed and interpreted without regard to any presumption against the party causing this Agreement to be drafted.

11. The parties agree that if any provision of this Agreement be held to be invalid, illegal or unenforceable in any jurisdiction, that holding shall be effective only to the extent of such invalidity, illegally or unenforceability without invalidating or rendering illegal or unenforceable the remaining provisions hereof, and any such invalidity, illegally or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  It is the intent of the parties that this Agreement be fully enforced to the fullest extent permitted by applicable law.

12. This Agreement may be executed in counterparts, each of which when executed shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same document.

IN WITNESS WHEREOF, and intending to be legally bound, the undersigned parties have duly executed and delivered this Agreement as of the day and year first above written.

HOLDER: By:________________________________ Name:________________ Title: ________________ Number of shares of Series B-2 Preferred Stock beneficially owned: _____________	COMPANY: Spiral Energy Tech, Inc. By:________________________________ Name: ________________________ Title: ________________________